DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXING[redacted]
NEW YORK, [redacted]
212-45
FAX 212-

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

WRITER'S
(212) 450-4560

File No. 82-4939

June 26, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

- Syndney Airport
- Significant Event dated June 25, 2002
- Press Release dated June 25, 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

SYDNEY AIRPORT

" A watershed for Ferrovial's airport activity"



ferrovial

Description of the operation



Southern Cross Airports Corporation
Macquarie (1)
Ferrovial
Hochtief
Abbey Nacional
Otros (2)
40%
20%
15%
5%
20%
Sydney Airports Corp. Ltd (SACL)

- Ferrovial acquires 19.6% of SACL, which owns the concession to operate Sydney airport, for AUD385mn (EUR233mn)
- Concession period: 95 years
- Preferential right to build and operate a new airport in Sydney (when necessary)

(1) Via funds which it manages

(2) Ontario Teacher's, Merril's Friends, GE Capital, Colonial, Access Economics

Figures in AUD

Strategic reasons for the operation

- A major step forward by a key area in Ferrovial's strategy (transport infrastructure)
- Positioning in an OECD country with major growth potential
- Strong partners with experience in managing and developing airports
- Attractiveness of the project (size, term, profitability)

  - The world's top construction group in the airport business
  - Spain's leading private investor in airports
  - The largest single investor in the consortium
  - The biggest Spanish investment ever in Australia

Advantages of the operation

- High returns:
  - IRR >16%<20% depending on the scenario
  - Even if traffic growth is 50% lower than in the core scenario, the returns will still be higher to any toll road project in Europe
- Gateway to Australia (> 50% international traffic)
- Very long concession period
- Favorable and secure tariff regulations (Dual Till)
- Low level of capex required (refurbished for 2000 Olympics)
- No capacity problems in handling growth for the next 20 years
- Good opportunities to create value:
  - Considerable potential for growth in passenger numbers
  - Possibility of improving productivity
  - Potential for commercial and property development
- Skilled management team

Figures in AUD

Financing the operation



Source of funds
6300
32%
Equity
2000
60%
Debt
3700
8%
Fliers
600
Application of funds
6300
Share
purchase
4200
Debt
1300
Other
800

- Financiers: Commonwealth Bank/ Barclays/Société Générale/ Royal Bank of Scotland
- S&P and Moody's have been asked to grant a rating. Must be at least BBB. Shadow rating: attained
- Payment to goverment: 5,396 Ansett terminal 192. Financial Reserves and others 712

Figures in AUD mn

Description of the airport



TWY G
TWY A
Code F Improvement
short term
RWY 16R/34L

- Location: 8 km south of Sydney
- 890 hectares
- 3 runways:
  - 2 parallel (3,962 m and 2,438 m)
  - 1 east-west (2,529 m)
- International terminal 246,000 m^2 (18,000 m^2 retail)
- 3 domestic terminals operated by Quantas and SACL
- 6 cargo terminals
- Built-up area: 660 hectares (incl. runways)
- 6 car parks: 8,652 spaces
- Year 2001: Pax: 25.4 M
- Same size as Rome airport, larger than Orly (Paris)

Business aggregates: traffic

Traffic		
(000)	2001	2002*
International	8,656	8,910
Domestic	16,710	16,876
Total	25,366	25,786
Transit passengers	20.3%	

* IATA estimates

	Average growth of traffic	
Period	Domestic	International
1985-2000	6.4%	7.5%
Core scenario 2002-2020	4.7%	4.9%
Market share 2000	26%	50%

- Domestic market: 2 main airlines (Qantas and Virgin Blue)

Business aggregates: P&L

	2001	2002 (e)	2003 (e)
Aeronautical revenues	130.8	219.5	251.4
Commercial revenues	175.9	179.9	208.1
Property revenues	65.8	69.6	68.6
Total revenues	377.6	470.4	529.5
Operating costs	151.1	147.0	150.1
EBITDA	**226.5**	**323.4**	**379.4**

EV/ EBITDA(*)		16.7	14.3

(*) Multiples based on payment to goverment (5,396)

Figures in AUD mm

Management structure

- Corporate structure designed to maximise cash flow for investors
- Presence on the Board of Directors and Strategy Committee
- Exit strategy assured from year 3
  - IPO
  - Swap for shares in a listed mutual fund managed by Macquarie

Impact on Grupo Ferrovial

- Equity-accounted (to be analysed)
- Not applying ICAC
- Effect on Grupo Ferrovial's Net result is negative until 2005

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

Grupo Ferrovial, S.A. is a partner of the consortium which has been chosen for the acquisition of the company which owns the concession to operate the Sydney Airport (Australia) for a period of 95 years.

Ferrovial has a 20% stake in the consortium, and its equity investment amounts to Euros 233mn, while the transaction entails a total investment of Euros 3,85bn. The deal represents the worldwide largest airport privatisation ever. The financing is guaranteed by a consortium of banks.

With this operation, Ferrovial has tripled the revenues of its airport management business. It is estimated that over 40 million passengers will use during 2002 the 12 airports owned by Ferrovial, located, in addition to Sydney, in the United Kingdom, México and Chile.

Documentation to be delivered to mass media and analysts is attached hereto.

Madrid, June 25, 2002

José María Pérez Tremps
Director-Secretary of GRUPO FERROVIAL, S.A.

PRESS RELEASE

ferrovial

<u>The 95-year concession marks a turning point for the group's airport management area</u>

Ferrovial acquires the concession for Sydney airport, which involves an investment of €3.85bn

Ferrovial has a 20% stake and its equity investment totals €233mn (AUD385mn)

The deal represents the largest airport privatization ever and makes Ferrovial the largest Spanish investor in Australia

Ferrovial's airport business has tripled in size: it now manages over 40 million passengers per year at 12 airports in Australia, the UK, Mexico and Chile

Ferrovial is now the largest construction group involved in airport management worldwide

Sydney, gateway to Australia, is the largest airport in the country, with an annual volume of traffic of more than 25 million passengers

Ferrovial is the world leader in private infrastructure management, with committed investments of nearly €2bn

Madrid, 25 June 2002
Ferrovial has made a huge leap forward in the airport management market through acquiring a 95-year concession for Sydney airport, Australia's largest, which handles more than 25 million passengers per year. Ferrovial is now firmly established as the largest construction company in the world that is involved in private airport management and one of the leading international companies in this field. With this operation, Ferrovial has tripled the revenues of its airport management business; it is estimated that over 40 million passengers will use the 12 airports owned by Ferrovial, located in the UK, Mexico and Chile, in addition to Sydney.

Investment capability for the largest-ever airport privatization
The transaction entails a total investment of €3.85bn (AUD6.3bn) and represents the largest airport privatization ever. Ferrovial has a 20% stake in the deal, amounting to an investment of €233mn (AUD385mn), which makes the group the largest Spanish investor in Australia and principal investor in the winning consortium, Southern Cross Airports Corporation. The consortium includes Macquarie (Ferrovial's partner in the toll road business, with a 40% stake via various funds), Hochtief (15%) and Abbey National (5%).

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91 586 26 89

PRESS RELEASE

ferrovial

The rival consortia bidding for Sydney were Gateway and Connet. Gateway consists of a number of funds which benefit from the technical support of the British Airports Authority (BAA), the largest airport operator in Europe and one of the largest in the world. Connet, headed by Vancouver airport, also involved investment funds, ABN Amro Bank and others.

Through the award of the Sydney airport concession, Ferrovial re-emphasizes its financing capabilities and ability to attract funding. The deal necessitates heavy investments within a very tight deadline: total payment within a number of days (10% one day after announcement of contract award and the remainder within 5 days). Financing, which was completed when the offer was presented, is guaranteed by a consortium of banks.

Sydney – Australia's number one airport

The airport is situated 8 km south of the city. The installations (modernized for the 2000 Olympics) consist of three runways, four passenger terminals, six cargo terminals and six car parks (with a total of 8,652 spaces).

Sydney is the major gateway into Australia. In 2001, the airport registered a traffic volume of 25.4 million passengers (more than Orly airport in France and similar to Rome airport), and 50% of the country's international traffic (destinations are mainly London and Paris, in Europe, and Hong Kong, Bangkok, Singapore and Kuala Lumpur, in Asia). The domestic market is divided between Qantas and Virgin Blue, which have long established Sydney airport as their base. In 2001, the airport recorded operating profit of €138.1mn (AUD226.5mn) on revenue of €230mn (AUD377.6mn).

Expansion and growth: key reasons for choosing Sydney

Sydney marks a watershed in Ferrovial's airport management business and is a giant leap forward for one of its strategic areas – transport infrastructure management.

Ferrovial's presence in the battle to manage Sydney airport is amply justified:

- the high returns on the deal (IRR 16%-20%) and the rapid return of cash to the Group;
- plus the prospect of growth in air traffic revenues, enhanced by secure but flexible tariff regulations;
- the installations are modern, capable of absorbing traffic over the next twenty years without requiring heavy investments in infrastructure;
- the possibility of boosting commercial (mainly, duty-free shopping) and property revenue considerably: airport has a strategic position, near the city center and to the south-east, where new development is concentrated; and
- the operation includes the preferential right to build and operate a new airport in Sydney, if one becomes necessary in the future.

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91 586 26 89

PRESS RELEASE

ferrovial

Ferrovial will also take an active part in managing the airport since it will have two seats on the Board and one on the Strategy Committee.

The Sydney deal highlights Ferrovial's determination to expand its concession business, where it is already world leader, and the airport management area in particular. It also positions the company in an OECD country with sizeable growth potential.

Ferrovial in the private management of airports

Since it moved into this market slightly over three years ago, Ferrovial has established itself as the largest construction company in the world and one of the top international construction groups in the airport management field.

Ferrovial now manages 12 airports handling over 40 million passengers: Sydney, Bristol (the largest airport in south-west England, which Ferrovial owns jointly with Macquarie), Cancun (plus eight others in south-east Mexico) and Antofagasta, in Chile.

Focused on continuity and growth, business strategy is geared towards:

- airport concessions;
- significant stakes in large airports;
- controlling holdings in regional airports;
- expansion of ground handling and other key activities of airport management.

Ferrovial is the world's leading private sector developer of transport infrastructure, with nearly €2bn in committed investment, of which €340mn are allocated to airports. In addition to the 12 airports, it also manages 15 toll roads in Spain, Portugal, Chile and Canada through subsidiary Cintra, as well as more than 180,000 parking spaces.

Gabinete de Prensa
Susana Sanjuán
e-mail: ssanjuan@ferrovial.es
www.ferrovial.com

Tel: 34 91 586 28 19
Fax: 34 91 586 26 89